

CONFIDENTIAL

Brex Treasury LLC

Financial Statements and Supplemental Information

For the Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Table of Contents

Report of Independent Auditors

Brex Treasury LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS		
Cash and cash equivalents	$	12,097,351
Cash segregated under federal and other regulations		3,811,541
Receivable from customers		8,708,411
Other assets		126,153
Total assets	**$**	**24,743,456**
LIABILITIES		
Due to affiliate	$	3,209,744
Payable to customers		2,800,063
Accounts payable and accrued expenses		437,559
Other liabilities		980,589
Total liabilities		**7,427,955**
EQUITY		
Member's equity		17,315,501
Total equity		**17,315,501**
Total liabilities and equity	**$**	**24,743,456**

The accompanying notes are an integral part of this statement.

Brex Treasury LLC
Statement of Operations
For the Year Ended December 31, 2020

REVENUE
Distribution revenue	$	332,259
Interest income		124,542
Total revenue		**456,801**

EXPENSES
Compensation and benefits	$	5,539,323
Technology and communications		2,390,145
Occupancy and equipment		975,179
General and administrative		546,385
Legal and professional fees		440,071
Advertising and marketing		147,611
Interest expense		11,819
Other expenses		764,606
Total expenses		**10,815,139**
Net loss	**$**	**(10,358,338)**

The accompanying notes are an integral part of this statement.

Brex Treasury LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Member's equity as of December 31, 2019	$	17,673,839
Contributions		10,000,000
Net loss		(10,358,338)
Member's equity as of December 31, 2020	**$**	**17,315,501**

The accompanying notes are an integral part of this statement.

Brex Treasury LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Subordinated liabilities as of December 31, 2019	$	-
Proceeds from issuances of subordinated borrowings		-
Repayments of subordinated borrowings		-
Subordinated liabilities as of December 31, 2020	$	-

The accompanying notes are an integral part of this statement.

Brex Treasury LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

OPERATING ACTIVITIES		
Net loss	$	**(10,358,338)**
Changes in operating assets and liabilities:		
Receivable from customers		(8,505,052)
Other assets		(103,642)
Due to affiliate		1,273,244
Payable to customers		1,404,910
Accounts payable and accrued expenses		256,362
Other liabilities		980,589
Total adjustments to reconcile net loss to net cash used in operations:		**(4,693,589)**
Net cash used in operating activities:		**(15,051,927)**
FINANCING ACTIVITIES		
Proceeds from issuance of debt		4,352,169
Principal payments on debt		(3,669,601)
Contributions to member's equity		10,000,000
Net cash provided by financing activities		**10,682,568**
Net cash decrease for the period		**(4,369,359)**
Cash, cash equivalents, and cash segregated under federal and other regulations at beginning of period		**20,278,251**
Cash, cash equivalents, and cash segregated under federal and other regulations at end of period	$	**15,908,892**
The following presents cash, cash equivalents, and restricted cash for the period presented:		
Cash and cash equivalents	$	12,097,351
Cash segregated under federal and other regulations		3,811,541
Total cash, cash equivalents, and restricted cash	$	**15,908,892**

The accompanying notes are an integral part of this statement.

1. **ORGANIZATION & OPERATIONS**

Nature of Business

Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent").

The Company currently operates in one reportable operating segment and offers customers a business cash management account known as Brex Cash where customer deposits can be swept into a money market mutual fund or bank sweep. In 2020, the Company implemented its bank sweep program pursuant to SEC Rule 15c3-3 that allows customers to transfer Brex Cash funds to a program bank, thus providing Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000. Brex Cash also provides customers same-day liquidity for their deposits, allowing them to send and receive payments with no transaction fees while also earning yield on their money market mutual fund investments.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the financial statements.

Use of Estimates

The preparation of the financial statements and the related disclosures in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks. The Company had $2,054,838 in money market mutual funds as of December 31, 2020.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations consists of cash holdings in a segregated reserve account set aside to satisfy requirements under Rule 15c3-3 of the SEC. The cash is held within a special reserve bank account for the exclusive benefit of customers.

Fair Values Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

As of December 31, 2020, the Company held securities consisting of money market mutual funds, which are valued at the closing price reported by the fund sponsor from an actively traded exchange and are categorized as Level 1 in the fair value hierarchy.

Payable to and Receivable from Customers

In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company prepays the redemption amount prior to settlement of the redemption from the money market mutual fund or program bank. These prepayments are receivable from customer until the redemption is settled with the money market mutual fund or the program bank.

Revenue Recognition

The Company recognizes revenue from contracts with customers. Distribution revenue is recognized when earned at a point in time for distribution and shareholder services performed each day for deposits that have been distributed to a money market mutual fund. Distribution service fees are determined on a monthly basis using daily average assets under management. Fees earned by the Company for a given period will be higher or lower depending on the volume of customer fund investments. Thus, the total consideration received will vary in line with the direction of fund investment volume each day.

The Company records interest income on its interest-earning assets and customer funds that have been swept to a program bank as part of its bank sweep program. Interest income is recognized in the period it is earned based upon the underlying contractual rate. For the period ended December 31, 2020, interest-earning assets consisted of deposits with banks and an investment in a money market mutual fund.

Rent and Occupancy Costs

Rent and occupancy costs are recorded pursuant to an expense sharing agreement between the Company and its Parent. Refer to Note 3 – Related Party Transactions for additional disclosure regarding costs covered under the expense sharing arrangement.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal and state tax purposes. The Company's taxable income and expenses is ultimately included in the federal and state income tax returns of the Parent. No formal tax-sharing arrangement exists between the Company and its Parent, and the Company has no obligation to fund any tax liability of the Parent with its earnings.

As of December 31, 2020, the Company determined that any benefits associated with positions taken for income tax purposes would more likely than not be sustained upon review by relevant tax authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no uncertain tax positions recognized by the Company as of December 31, 2020, which is not expected to change significantly during the next 12 months.

Advertising and Marketing Costs

Expenses incurred to promote the Brex Cash product are recognized in Advertising and marketing on the Statement of Operations. The timing of recognition is dependent on the type of advertising or marketing expense.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13 ("Topic 326"), *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The guidance requires an impairment model, known as the current expected credit loss ("CECL") model, that is based on expected rather than incurred losses, with an anticipated result of more timely loss recognition. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. These changes will result in earlier recognition of credit losses. The Company adopted Topic 326 effective January 1, 2020. The adoption of the standard did not have a material impact on the Company's financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, ("Topic 740"), *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* which is part of the Board's initiative to reduce cost and complexity related to accounting for income taxes. Topic 740 eliminates certain exceptions to the general principles of Topic 740, Income Taxes, and simplifies income tax accounting in several areas. The amendments are effective for fiscal years (and interim periods within those fiscal years) beginning after December 15, 2020, with early adoption permitted. Topic 740 allows entities to adopt this provision on a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact Topic 740 will have on its financial position, results of operations, cash flows and disclosures.

3. **RELATED-PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement, the Company reimburses the Parent for certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. In addition, the Parent pays certain direct expenses on behalf of the Company and cash is settled with allocated expenses. These costs are recorded in the following expense classes on the Statement of Operations.

	For the Year Ended December 31, 2020
Compensation and benefits	$ 5,539,323
Technology and communications	2,318,909
Occupancy and equipment	975,179
General and administrative	434,319
Legal and professional fees	62,523
Advertising and marketing	116,462
Interest expense	11,819
Other expenses	50,672
Total	$ 9,509,206

As of December 31, 2020, the Company owed the Parent $2,501,792 for such services and the amount is included in the Due to affiliate balance in the Statement of Financial Condition.

The Company also borrows from the Parent to finance its operating activities from time to time under a $25,000,000 line of credit at an interest rate of 5% per annum. As of December 31, 2020, the outstanding balance owed by the Company was $682,568 with accrued interest payable of $11,819. The amounts borrowed are included in Due to affiliates in the Statement of Financial Condition.

The Parent has business cash management accounts through Brex Cash. As of December 31, 2020, the Company had $1,955,120 in Payable to customers owed to the Parent.

4. NET CAPITAL REQUIREMENT

The Company is authorized to use the alternative standard for computing net capital under SEA Rule 15c3-1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2.0% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2020, the Company's net capital was $17,182,069 which was $16,932,069 in excess of its required minimum net capital.

5. RISKS AND UNCERTAINTIES

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as "COVID-19" to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. We will continue to actively monitor the COVID-19 pandemic and evaluate its impact on our business and financial position. The extent of this impact will depend on a number of evolving factors and cannot currently be reasonably estimated.

6. COMMITMENTS & CONTINGENCIES

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company had no obligations under guarantee arrangements as of December 31, 2020.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, Management of the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. SUBSEQUENT EVENTS

The Company has evaluated events through February 26, 2021, the date that the financial statements were available to be issued and has determined that there were no subsequent events requiring adjustment or disclosure in these financial statements.

SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Total member's equity	$	17,315,501
Less: non-allowable assets:		
Other assets		92,334
Tentative net capital before haircuts		17,223,167
Less: haircuts		41,098
Net capital		17,182,069
Minimum net capital required under the alternative standard,		
the greater of $250,000 or 2% of the aggregate debits	$	250,000
Excess net capital	$	16,932,069
Net capital in excess of the greater of 5% of combined aggregate		
debit items or 120% of minimum net capital requirement	$	16,882,069

There are no differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited amended Form X-17A-5, Part IIA filing as of December 31, 2020, which was filed on February 25, 2021

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Credit balances

Free credit balances and other credit balances in customers' security	$	3,718,119
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to prinicpal sales to customers		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		-
Market value of short securities and credits in all suspense accounts over 30 calendar days old		1,021
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Other		-
Total credits	$	3,719,140

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar day		-
Other		-
Total debits	$	-

Reserve computation

Excess of total credits over total debits	$	3,719,140
Amount held on deposit in Reserve Bank Account at December 31, 2020		1,970,132
Amount of deposit - January 4, 2021		3,805,079
New amount held on deposit in Reserve Bank Account after deposit		5,775,211

There are no differences between the computation of reserve requirements presented above and the computation of reserve requirements in the Company's unaudited amended Form X-17A-5, Part IIA filing as of December 31, 2020, which was filed on February 25, 2021

SCHEDULE 3

INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Customers' fully paid securities and excess margin securities not in the Company's possession and control as of the report date, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.

Number of items: 0

Customers' fully paid securities and excess margin securities to which instructions to reduce the possession and control have not been issued as of the report date, excluding items as permitted by Rule 15c3-3.

Number of items: 0

There are no differences between the information presented above and the information in the Company's unaudited amended Form X-17A-5, Part IIA filing as of December 31, 2020, which was filed on February 25, 2021.